Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

UNITED RENTALS, INC.

Pursuant to Section 242
of the General Corporation Law
of the State of Delaware

          United Rentals, Inc., a Delaware corporation (the “Corporation”), does hereby certify that the following amendment to the Amended and Restated Certificate of Incorporation of the Corporation filed with the Secretary of State of the State of Delaware on August 5, 1998 and amended on September 29, 1998 (the “Charter”) has been duly approved in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

          That Paragraphs B, C, D and E of Article VI of the Charter be amended to read in their entirety as follows:

B. Terms of Directors. At each annual meeting of stockholders beginning with the 2008 annual meeting of stockholders, the directors shall be elected for a term of office to expire at the next annual meeting of stockholders, subject to the election and qualification of their successors or the earlier of their death, resignation or removal; provided, however, that any director who prior to the annual meeting of stockholders in 2008 was elected to a term that continues beyond the date of the annual meeting of stockholders in 2008, shall continue in office for the remainder of his or her elected term or until his or her earlier death, resignation or removal.

C. Newly-Created Directorships and Vacancies. Subject to the rights of the holders of any class or series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors or any vacancies in the Board resulting from death, resignation, retirement, disqualification, removal from office or any other cause may be filled by the Board (and not by the stockholders unless there are no directors then in office), provided that a quorum is then in office and present, or by a majority of the directors then in office, if less than a quorum is then in office, or by the sole remaining director. A director elected to fill a newly created directorship or other vacancy shall hold office until the next annual meeting of stockholders, subject to the election and qualification of their successors or the earlier of their death, resignation or removal.

D. Removal of Directors. Subject to the rights of the holders of any class or series of Preferred Stock then outstanding, the directors or any director may be removed from office at any time, with or without cause, but only by the affirmative vote of the holders of at least 66-2/3% of the voting power of all shares of the Corporation entitled to vote thereon, voting together as a single class; provided, however, that any director who prior to the annual meeting of stockholders in 2008 was elected to a term that continues beyond the date of the annual meeting of stockholders in 2008, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 66-2/3% of the voting power of all shares of the Corporation entitled to vote at an election of directors, voting together as a single class.

E.  Rights of Holders of Preferred Stock. Notwithstanding the foregoing provisions of this Article VI, whenever the holders of any one or more classes or series of Preferred Stock issued by the Corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the rights and preferences of such Preferred Stock.

          IN WITNESS WHEREOF, the Corporation has caused this certificate to be executed by its duly authorized officer on this 7th day of June, 2007.

UNITED RENTALS, INC.

By:	/s/ ROGER E. SCHWED

Name:	Roger E. Schwed
Title:	Secretary